SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 26 June 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 26, 2009
BP TO SELL FUELS BUSINESS IN GREECE

BP has agreed today to sell its ground fuels marketing business in
Greece
 to Hellenic Petroleum for
€359m

($500m)
subject to various adjustments at closing.
The deal is subject to certain conditions, including regulatory approvals, and is expected to be completed towards the end of the year with the sale of BP Hellas shares.
The sale covers the 1200 BP branded sites in the country (mainly dealer owned), and the distribution network of fuel deliveries to the sites and wholesale customers.

BP will still have a significant presence in Greece as the automotive, industrial and marine lubricants businesses, BP Solar and Air BP will continue to operate as part of the BP Group.
Sotiris Christoyannis, BP Hellas Managing Director said:  "This historic agreement brings new opportunities for the development of our dealers, our partners and our staff.
Hellenic Petroleum
 is the most important group in the Greek oil market, and their investment strategy guarantees a successful future. It combines the strengths of two major companies in the energy arena so that an ambitious growth programme can be materialized for the benefit of Greek customers.
"
Explaining the reason to divest the business, Mr Christoyannis said "
BP regularly reviews its portfolio and makes choices to optimise the resource allocation within its strategic and financial frameworks. In this instance it was decided that BP was no longer the natural owner of the fuels value chain business in
Greece
."

- ENDS -
Notes to Editors:
Contacts:
For

International and
UK
 media: Sheila Williams, BP Group Press Office +44 (0) 207 496 4076 or sheila.williams@uk.bp.com
For Greek media
: Elena Spyropoulou, BP Greece +30 (210) 6887502
About BP in
Greece
BP has been in
Greece
 since 1951 and employs over 400 people. There are 1200 BP branded forecourt sites in
Greece
 with the majority owned and operated by dealers
.
About
Hellenic Petroleum

Founded in 1998, Hellenic Petroleum is one of leading energy Groups in South East Europe, with activities spanning over 10 countries across the region and the energy value chain. In 2008, Group Adjusted Net Earnings amounted to €216m, on total revenues of €10bn. Its shares are listed on the Athens Exchange (ATHEX: ELPE), and it has a market capitalisation of about €2.2bn
.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 June 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary